                                Exhibit 99.(a)-1

                                  NITCHES, INC.

                Offer to Purchase for Cash Up to 1,000,000 Shares of its Common Stock at a Purchase Price of $4.00
                                  net per Share



      THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.
       NEW YORK CITY TIME, OCTOBER 21, 1998, UNLESS THE OFFER IS EXTENDED.



         Nitches, Inc., a California corporation (the "Company"), invites its shareholders to tender 1,000,000 shares of its Common Stock (the "Shares"), at $4.00 per Share net to the shareholder, in cash (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). The Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer. All Shares properly tendered and not withdrawn prior to the expiration of the Offer will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including its proration terms.

         THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 5.

         The Shares are listed and principally traded on the National Association of Securities Dealers SmallCap Market System (NASDAQ). On August 10, 1998, the last trading day before the Company announced its intention to commence the Offer, the closing per Share sales price as reported on NASDAQ was $2.75. The Company urges shareholders to obtain current market quotations for the Shares prior to tendering any Shares pursuant to the Offer. See Introduction and Section 6.

         NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR TO REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. SEE INTRODUCTION AND SECTION 7 FOR INFORMATION CONCERNING THE INTENTION OF ARJUN C. WANEY, THE COMPANY'S PRINCIPAL SHAREHOLDER, IN CONNECTION WITH THE OFFER. THE COMPANY HAS BEEN ADVISED THAT ITS DIRECTORS AND OFFICERS INTEND TO TENDER AN AGGREGATE OF 865,806 SHARES PURSUANT TO THE OFFER. SEE INTRODUCTION AND SECTION 7.

         The objective of the Offer is to deliver directly to shareholders a portion of the Company's current value and to provide the Company's shareholders with a means of furthering their investment objectives with respect to the Shares. The Offer provides shareholders who wish to currently realize a portion of, or perhaps all, their investment in the Company in cash with an opportunity to sell a portion of, or perhaps all, their Shares at a premium over current market prices of the Shares. The Offer also is intended to provide shareholders with an opportunity to increase their proportionate ownership interest in the Company, either by not participating in the Offer or by participating in the Offer and reinvesting their after-tax proceeds in additional Shares. See Sections 9 and 13.


                                    IMPORTANT

         Any shareholder desiring to tender all or any portion of the Shares should either (i) complete and sign a Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in such Letter of Transmittal, mail or deliver it and any other required documents to American Stock Transfer & Trust Company (the "Depositary"), and either mail or deliver the certificates for such Shares to the Depositary (with all such other documents) or follow the procedure for book-entry transfer set forth in Section 2; or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that entity if such shareholder desires to tender and such Shares. Shareholders who desire to tender Shares and whose certificates for such Shares cannot be delivered to the Depositary or who cannot comply with the procedures for book-entry transfer or whose other required documents cannot be delivered to the Depositary, in any such case, prior to the expiration of the Offer must tender such Shares by following the procedures for guaranteed delivery set forth in
Section 2.

         Questions and requests for assistance or for additional copies of this Offer to Purchase may be directed to D. F. King & Co., Inc., the Information Agent, at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase.



August 18, 1998



         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION, INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                TABLE OF CONTENTS




Section                                                                                           Page
-------                                                                                           ----
INTRODUCTION                                                                                       1
1.  Number of Shares; Extension; Proration                                                         2
2.  Procedures for Tendering Shares                                                                3
3.  Withdrawal Rights                                                                              5
4.  Purchase of Shares and Payment of Purchase Price                                               5
5.  Certain Conditions of the Offer                                                                6
6.  Price Range of Shares; Dividends                                                               8
7.  Interest of Certain Persons; Transactions and Arrangements Concerning the Shares               9
8.  Source and Amount of Funds                                                                    10
9.  Background and Purpose of the Offer                                                           10
10. Certain Information About the Company                                                         11
11. Effects of the Offer on the Market for Shares; Registration                                   17
    under the Exchange Act
12. Certain Legal Matters; Regulatory Approval                                                    18
13. Certain Federal Income Tax Consequences                                                       18
14. Certain Limitation on Purchases of Shares by the Company                                      20
15. Extension of the Tender Period; Termination; Amendments                                       21
16. Fees and Expenses                                                                             21
17. Miscellaneous                                                                                 22

SCHEDULE I                                                                                        23

TO THE HOLDERS OF COMMON STOCK OF NITCHES, INC.:

                                  INTRODUCTION

         Nitches, Inc., (the "Company"), hereby offers to purchase, and invites its shareholders to tender, up to 1,000,000 shares of its common stock (the "Shares"), at $4.00 per Share, net to the seller, in cash, (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (the "Letter of Transmittal," which together with this Offer to Purchase, constitute the "Offer"). The Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer. See Section 1. All Shares properly rendered and not withdrawn prior to the expiration of the Offer will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms described below. Shares not purchased because of proration will be returned.

         THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS, SEE
SECTION 5.

         Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 1,000,000 Shares are properly tendered, the Company will buy Shares on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) from all shareholders who properly tender Shares and do not withdraw them prior to the expiration of the Offer. See Sections 1 and 3. The Company will return all Shares not purchased because of proration. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes because of the Company's purchase of Shares pursuant to the Offer. In addition, the Company will pay all fees and expenses of D. F. King & Co., Inc. (the "Information Agent") and American Stock Transfer & Trust Company (the "Depositary") in connection with the Offer. See Section 16.

         NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR TO REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

         The Company has been advised that each of its directors and executive officers, in their capacity as shareholders, intend to tender all of their Shares including shares issuable upon the exercise of outstanding options, for an aggregate of 865,806 Shares. See Section 7.

         The Shares are listed and principally traded on the National Association of Securities Dealers SmallCap Market System (NASDAQ) under the symbol "NICH". On August 10, 1998, the last trading day before the Company announced its intention to commence the Offer, the closing per Share sales price as reported on NASDAQ was $2.75. The Company urges shareholders to obtain current market quotations of the Shares prior to tendering any Shares pursuant to the Offer. See also Section 6 regarding entitlement to dividends.

         The 1,000,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 49.70% of the 2,012,030 Shares issued and outstanding as of August 18, 1998. In addition, as of such date, an aggregate of up to 294,000 additional Shares were issuable upon exercise of outstanding stock options. The Company's directors have indicated that they intend to exercise those options through cashless exercise which will result in an additional 138,000 Shares being outstanding and tendered.

         Shareholders whose Shares are not purchased in the Offer will obtain a proportionate increase in their ownership interest in the Company immediately after consummation of the Offer, depending on the number of Shares purchased as a result of the Offer. Any Shares acquired by the Company pursuant to the Offer will initially be cancelled and become authorized and unissued Shares and will be available for issuance by the Company without further shareholder action (except as required by applicable law or the rules of any securities exchange on which the Shares are then listed) for general or other corporate purposes, including stock splits or dividends, acquisitions, the raising of additional capital for use in the Company's business and the implementation of employee benefit plans. See also Section 9.

         The Offer to Purchase and the Letter of Transmittal are being mailed to holders of record of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

1.       NUMBER OF SHARES; EXTENSION; PRORATION.

         Number of Shares. Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay for (and thereby purchase) up to 1,000,000 Shares or such lesser number of Shares as are properly tendered, and not withdrawn in accordance with Section 3, prior to the Expiration Date (as defined below) at a price of $4.00 per Share net to the seller in cash. The term "Expiration Date" means 5:00 P.M., New York City time, on October 21, 1998, unless and until the Company shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. If the Offer is over-subscribed, Shares tendered and not withdrawn prior to the Expiration Date will be prorated. The proration period also expires at the Expiration Date.

         The Company reserves the right to purchase more than 1,000,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may accept for payment pursuant to the Offer an additional amount of Shares not to exceed 2% of the Shares (approximately 40,241 Shares based upon Shares outstanding as of August 18, 1998) without extending the Offer.

         See below and Section 15 for a description of the Company's rights to extend the time during which the Offer is open and to delay, terminate or amend the Offer. See also Section 5 for a description of certain conditions of the Offer.

         Extension.  If the following events occur:

                  (a) the Company increases or decreases the price to be paid for the Shares, or the Company increases the number of Shares being sought and any such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and

                  (b) the Offer is scheduled to expire less than ten business days from and including the date that notice (the "Notice") of such increase or decrease is first published, sent or given in the manner set forth in
                           Section 15.

then the Offer will be extended so that it will not expire until at least the end of the tenth business day from and including the date of such Notice. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday until 5:00 P.M., New York City time on such day.

         Acceptance in Full. Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered and not withdrawn prior to the Expiration Date is less than or equal to 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will, upon the terms and subject to the conditions of the Offer, accept for payment at the Purchase Price all Shares so tendered.

         Proration. Upon the terms and subject to the conditions of the Offer, in the event that at the Expiration Date a greater number of Shares than 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are properly tendered, the Company will accept all Shares properly tendered and not withdrawn prior to the Expiration Date on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) based upon the number of such Shares.

         In the event the proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable following the Expiration Date. Proration for each shareholder tendering Shares shall be based on the ratio of the number of Shares tendered by such shareholder to the total number of Shares tendered by all shareholders. Although the Company does not expect to be able to announce the final results of any proration until approximately seven trading days after the Expiration Date, it will announce preliminary results of the prorations by press release as promptly as practicable following the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may also be able to obtain such information from their brokers or other nominees. All Shares not purchased pursuant to the Offer because of proration will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

2.       PROCEDURES FOR TENDERING SHARES.

         Proper Tender of Shares. For Shares to be properly tendered pursuant to the Offer:

                  (a) the certificates for such Shares or confirmation of delivery of such Shares pursuant to the procedure for book-entry transfer set forth below, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) including any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

                  (b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

         It is a violation of Section 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14e-4 promulgated thereunder, for a person to tender Shares for such person's own account unless the person so tendering:

                  (a)      owns such Shares; or

                  (b) owns other securities convertible into or exchangeable for Shares or owns an option, warrant or right to purchase Shares and intends to acquire such Shares for tender by conversion, exchange or exercise of such option, warrant or right.

Section 14(e) and Rule 14e-4 contain a similar restriction applicable to a tender or guarantee of a tender on behalf of another person.

         The acceptance of Shares by the Company for payment will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation that (i) such shareholder owns the Shares being tendered within the meaning of Rule 14e-4; and (ii) the tender of such Shares complies with Rule 14e-4.

         Signature Guarantees and Method of Delivery. No signature guarantee is required on a Letter of Transmittal (i) if such Letter of Transmittal is signed by the registered institutional holder of the Shares (which term, for purposes of the Offer, includes The Depository Trust Company [the "Book-Entry Transfer Facility"] whose name appears on a security position listing as the holder of such Shares) tendered therewith and such holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution").


         In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and
(iii) any other documents required by the Letter of Transmittal. The method of delivery of all documents, including stock certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

         Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry transfer of Shares by causing such Facility to transfer such Shares into the Depositary's account in accordance with such Facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other required documents must be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date; or (ii) the guaranteed delivery procedure set forth below must be followed. Delivery of a Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

         Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates cannot be delivered to the depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis or all require documents cannot be delivered to the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

                  (a)      such tender is made by or through an Eligible
                           Institution;

                  (b) the Depositary receives (by hand, mail or facsimile transmission) prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase; and

                  (c) the certificates for all tendered Shares in proper form for transfer or confirmation of book-entry transfer of such Shares into the Depositary's account at any Book-Entry Transfer Facility, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within five trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

         Determination of Validity, Rejection of Shares, Waiver of Defects, No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, and the form, eligibility, validity (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determinations shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Neither the Company nor the Depositary nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and neither of them will incur any liability for failure to give such notice.

         Federal Income Tax Withholding. To prevent back up federal income tax withholding equal to 31% of the gross payments made pursuant to the Offer, each shareholder who does not otherwise establish an exemption from such withholding must certify to the Depositary such shareholder's correct social security number or taxpayer identification number (or certify that such taxpayer is awaiting such number) and provide certain other information by completing the Substitute Form W-9 included in the Letter of Transmittal. A foreign shareholder who is an individual must submit a Form W-8 (obtainable from the Depositary) in order to avoid back up withholding.

         The Depositary will withhold 31% of the gross payment payable to a foreign shareholder unless the Depositary determines that a reduced rate of withholding or an exemption from withholding is applicable. For this purpose, a foreign shareholder is a shareholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) any estate or trust the income of which is subject to United States federal income taxation regardless of the source of such income. The Depositary will determine a shareholder's status as a foreign shareholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to the shareholder's address and to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding unless facts and circumstances indicate that reliance is not warranted. A foreign shareholder who has not previously submitted the appropriate certificates or statements with respect to a reduced rate of, or exemption from, withholding for which such shareholder may be eligible should consider doing so in order to avoid over-withholding. A foreign shareholder may be eligible to obtain a refund of tax withheld if such shareholder meets one of the tests for capital gain or loss treatment described in Section 13 or its otherwise able to establish that no tax or a reduced amount of tax was due.

         For a discussion of certain other federal income tax consequences to tendering shareholders, see Section 13.

3.       WITHDRAWAL RIGHTS.

         Except as otherwise provided in this Section, a tender of Shares made pursuant to the Offer is irrevocable. Shares tendered to the Offer may be withdrawn at any time prior to the Expiration Date and, unless thereafter accepted for payment by the Company, may also be withdrawn after 5:00 P.M., New York City time, on October 17, 1998.

         For a withdrawal to be effective, the Depositary must timely receive a written, telegraphic, telex or facsimile transmission notice of withdrawal at its address set forth on the back cover of this Offer to Purchase. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering shareholder must also submit the serial numbers of the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 2, the notice of withdrawal must specify the name and the account number at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding in all parties. Neither the Company nor the Depositary nor any other person is or will be obligated to give notice of any defects or irregularities in any notice of withdrawal, and neither of them will incur any liability for failure to give such notice. Any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered prior to the Expiration Date by again following any of the procedures set forth in Section 2.

4.       PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

         Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay for (and thereby purchased) Shares properly tendered, and not withdrawn prior to the Expiration Date, as promptly as practicable following the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchase), subject to proration, Shares which are tendered and not withdrawn prior to the Expiration Date if and when it gives oral and written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

         Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date the Company will accept for payment and pay a single per Share Purchase Price for 1,000,000 Shares (subject to increase or decrease as provided in Section 1 and Section 15) or such lesser number of Shares as are properly tendered and not withdrawn as permitted in Section 3.

         Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Purchase Price therefor with the Depositary which will act as the agent for shareholders whose Shares have been accepted for payment for the purpose of receiving payment from the Company and transmitting payment to such shareholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or duly executed photocopy thereof) and any other documents required by the Letter of Transmittal. The Company expressly reserves the right, in its sole discretion, to delay the acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable legal requirement or court order. See Sections 5 and 12. the Company's reservation of the right to delay payment for Shares that the Company has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which rule requires that the Company pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer.

         In the event of proration, the Company will determine the final proration factor and pay for Shares accepted for payment promptly following the Expiration Date. However, the Company does not expect to be able to announce the final results of any proration until approximately seven trading days after the Expiration Date. Certificates for all Shares not purchased, including Shares not purchased because of proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) as soon as practicable following the Expiration Date without expense to the tendering shareholders. Under no circumstances will the Company pay interest on the aggregate Purchase Price or any portion thereof.

         The Company will pay the stock transfer taxes, if any, payable on account of the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of such payment, transfer or tender will be deducted from the Purchase Price paid to any such holder or person unless evidence satisfactory to the Company of the Payment of such taxes or exemption therefrom is submitted. See Instruction 6 of the Letter of Transmittal.

         ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND TO SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 2.

5.       CERTAIN CONDITIONS OF THE OFFER.

         Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered, if at any time on or after August 18, 1998, and at or before the Expiration Date, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's reasonable judgement in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

                  (a) there shall be any claim, action or proceeding threatened, pending or instituted, or any consent, license, authorization, permit, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by or before any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which challenges the making of the Offer or the acquisition of Shares pursuant to the Offer or otherwise relates in any manner to the Offer or which could directly or indirectly:

                           (1) make the acceptance for payment of, or payment
                  for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer;

                           (2) delay or restrict the ability of the Company, or
                  render the Company unable, to accept for payment or pay for some or all of the Shares;

                           (3) in the Company's reasonable judgement, materially
                  affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries; or

                           (4) materially impair the Offer's contemplated
                  benefits to the Company; or

                  (b)      there shall have occurred:

                           (1) the declaration of any banking moratorium or
                  suspension of payments in respect of banks in the United
                  States;

                           (2) any general suspension of trading in, or
                  limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

                           (3) the commencement of a war, armed hostilities or
                  any other national or international crisis directly or indirectly involving the United States;

                           (4) any limitation (whether or not mandatory) by any
                  governmental, regulatory or administrative agency or authority on, or any event that in the Company's reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

                           (5) any significant decrease in the market price of
                  the Shares ($2.75 per Share at the close of business on August 10, 1998) or in the market prices of equity securities generally in the United States or any change in the general political, economic or financial conditions in the United States or abroad that in the Company's reasonable judgment, could have a material adverse effect on the business, condition (financial or other), income operations or prospects of the Company and its subsidiaries, taken as a whole;

                           (6) in the case of any of the foregoing existing at
                  the time of the commencement of the Offer, a material acceleration or worsening thereof;

                           (7) it is publicly disclosed or the Company learns
                  that any person or "group" (within the meaning of section 13(d)(3) of the Exchange Act) has acquired, or proposes to acquire, more than five percent of the outstanding Shares, other than acquisitions of additional Shares representing not more than two percent of the outstanding Shares by any person or group owning more than five percent of the outstanding Shares on the date hereof, as disclosed in a
                  Schedule 13D or 13G on file with the Commission on that date;

                           (8) a default has occurred under the Discount
                  Factoring Agreement (as defined in Section 8), and/or a representation or warranty thereunder of the Company is no longer accurate; or

                           (9) any decline in either the Dow Jones Industrial
                  Average (8,574 at the close of business on August 10, 1998) or the Standard & Poor's Index of 500 Companies (1083 at the close of business August 10, 1998) by an amount in excess of 10% measured from the close of business in August 10, 1998; or

                  (c) any charge shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which, in the Company's reasonable judgment, is or may be material to the Company or its shareholders; or

                  (d) a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving the Company or any of its subsidiaries, shall have been proposed, announced or made by any person, including the Company, or the Company shall determine to make a disposition of all or substantially all of its assets other than in the regular course of its business.

         The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or omission to act by the Company) or may be waived by the Company in whole or part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning any of the events described in this Section and any related judgment by the Company regarding the inadvisability of proceeding with the purchase of or payment for Shares tendered shall be final and binding on all parties.

         The Company has elected to waive the condition to Offer referred to in
Section 5(b)(8), to the extent that it addresses default under the Credit Agreement. After giving effect to the Offer, the Company's net worth and working capital would fall below the levels specified in the Credit Agreement, resulting in a technical default under the Credit Agreement. The Company has entered into a Discount Factoring Agreement with Congress Talcott Corporation (Western), effective as of October 1, 1998, which permits the Company to borrow funds on substantially the same terms as the Credit Agreement, will provide the funds necessary for the Company to consummate the Offer, and the Offer will not by its terms result in any default under the Discount Factoring Agreement. Accordingly, the Company has amended Section 5(b)(8) above to refer to an event of default under the Discount Factoring Agreement. See Section 8 "Source and Amount of Funds" for a more detailed discussion of the Credit Agreements and the Discount Factoring Agreement.

With respect to the condition of the Offer referred to in Section 5(b)(9) above, the Company has elected to waive such condition, in full. Thus, despite a decline in the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Companies by an amount in excess of 10%, the Company will proceed with the Offer.


6.       PRICE RANGE OF SHARES; DIVIDENDS.

         The Shares are traded on NASDAQ. The following table sets forth for the fiscal periods indicated the high and low closing per Share sales prices on NASDAQ and the dividends declared per Share over the past two years as reported in published financial sources. All per share information has been adjusted to reflect a two-for-one stock split effective May 4, 1998:

                                               High          Low              Dividends
                                               ----          ---              ---------
Fiscal 1998:
  3rd Quarter  (through May 31, 1998)          3.313         2.563
  2nd Quarter                                  3.406         2.50
  1st Quarter                                  3.438         2.281
Fiscal  1997:
  4th Quarter                                  3.50          2.6875
  3rd Quarter                                  4.125         2.50
  2nd Quarter                                  3.375         2.50
  1st Quarter                                  4.5625        2.6875
Fiscal  1996:
  4th Quarter                                  4.5625        3.1875              $.50

         On August 10, 1998, the last trading day before the Company announced its intention to commence the Offer, the closing per Share sales price as reported on NASDAQ was $2.75. The Company urges shareholders to obtain current market quotations for the Shares prior to tendering any Shares pursuant to the Offer.

         In April 1994, the Company suspended its regular quarterly dividend, and has not declared a dividend since a special dividend of $.50 per share was paid on September 30, 1996. Were any dividend to be announced, shareholders would not be entitled to receive any dividend with respect to Shares tendered and purchased by the Company prior to the record date for such dividend.

         The timing and amount of future dividends declared by the Board of Directors is at the discretion of the Board of Directors and will be dependent upon the Company's results of operations and financial condition, cash requirements for its business, contractual restrictions on payment of dividends, economic and market conditions and other factors deemed relevant by the Company's Board of Directors.

7. INTEREST OF CERTAIN PERSONS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES.

         Mr. Arjun C. Waney is the beneficial owner of approximately 21.6% of the outstanding Shares and may be deemed to control the Company.

         As of August 11, 1998, the Company's directors and executive officers as a group beneficially owned an aggregate of approximately 44.2% of the outstanding Shares (which includes 294,000 Shares which the executive officers of the Company have the right to acquire through exercises of stock options). See Schedule I.

         The Company has been advised that each director and executive officer, in their capacity as Shareholders, will tender all of their Shares pursuant to this Offer. In addition, the directors and executive officers have stated that they intend to exercise 294,000 options in a cashless exercise and tender the resulting 138,000 Shares pursuant to the Offer. As a result, the directors of the Company will tender an aggregate of 865,806 Shares.

         The Company engaged in no transactions involving Shares during the forty business days prior to August 11, 1998. To the Company's knowledge, none of the directors or executive officers of the Company, none of its associates, nor any person controlling the Company or any executive officer or director of any such person has effected any transactions in the Shares during the 40 business days prior to the date hereof.

         Arjun Waney and Luther Henderson, each directors and principal shareholders of the Company have entered into a Stock Purchase Agreement with Steven P. Wyandt, a director and President of the Company, pursuant to which not less than ten business days following the close of the Offer Messrs. Waney and Henderson have agreed to sell, and Mr. Wyandt has agreed to purchase, all of the shares of the Company's common stock owned by Messrs. Waney and Henderson and not purchased pursuant to the Offer, subject to the condition that the Company close upon the Offer and purchase not less than 1,000,000 Shares. Assuming that all of the outstanding Shares are tendered, after giving effect to the transactions contemplated by the Offer and the Stock Purchase Agreement, Messrs. Waney and Henderson will not have any equity ownership in the Company and Mr. Wyandt will own approximately 32.6% of the Company's outstanding common stock. In the event that the shareholders other than Messrs. Waney and Henderson do not tender all of their shares, then the portion of Mr. Waney's and Mr. Henderson's shares acquired by the Company pursuant to the Offer will increase, and the portion acquired by Mr. Wyandt pursuant to the Stock Purchase Agreement will decline. Messrs. Waney and Henderson have indicated a desire to remain on the Board of Directors of the Company following the consummation of the Offer, and Mr. Waney will continue to serve as Chairman of the Board of Directors. Mr. Wyandt has indicated to the Company that he intends to hold any shares he acquires pursuant to the Stock Purchase Agreement for investment purposes and not with a view to effect a change in the management or policies of the Company.

         Under the Stock Purchase Agreement, Mr. Wyandt would acquire the shares for cash at a price per share equal to that paid in connection with the Offer. Mr. Wyandt has indicated that he intends to acquire the funds for the purchase from a third party lender and will pledge the shares acquired as security for such loan.

         The Offer is not conditional upon the execution of a written Stock Purchase Agreement or consummation of the transactions contemplated thereby.

         Except as set forth in this Offer to Purchase, neither the Company nor, to the Company's knowledge, any of its directors or executive officers, or any person controlling the Company or any executive officer or director of any such person, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited in, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

8.       SOURCE AND AMOUNT OF FUNDS.

         Assuming that the Company purchases 1,000,000 Shares pursuant to the Offer, the Company expects the maximum aggregate cost, including all fees and expenses related to the Offer, to be approximately $4,075,000. It is anticipated that the funds required to pay a portion of such costs will be obtained from cash and cash equivalents of the Company.

         Initially, the Company expects to borrow approximately $3 million of such funds pursuant to a Discount Factoring Agreement, described below.

         The Company had agreements (collectively, the "Credit Agreement") with Congress Talcott Corporation ("Congress"). The Company would sell substantially all of its trade accounts receivable on a pre-approved non-recourse basis. Payment for such receivables was to be made at the time customers make payment to Congress or, if a customer was financially unable to make payment, within approximately 180 days of the invoice due date. Under the Credit Agreement, the Company was able to request advances in anticipation of customer collections at Congress' prime rate (currently 8.5%) less one-half percent, and open letters of credit through Congress. The amount of such borrowings, including a portion of outstanding letters of credit, was limited to certain percentages of outstanding accounts receivable and finished goods inventory owned by the Company and was collateralized by all of the assets of the Company. Under the Credit Agreement, the Company was required to maintain $9 million of net worth and $8.5 million of working capital. However, after giving effect to the Offer, the Company's net worth and working capital would fall below these specified levels, thereby resulting in a technical default under the Credit Agreement.

         The Company has entered into new agreements with Congress, including a Discount Factoring Agreement, Addendum to Discount Factoring Agreement, Trade Financing Agreement, Inventory Security Agreement, Financial

 Covenant Agreement and Agreement to Issue Letter of Credit Guaranties (collectively, the "Discount Factoring Agreement"), effective as of October 1, 1998. The terms and conditions of the Discount Factoring Agreement are substantially the same as those contained in the Credit Agreement. Under the Discount Factoring Agreement, the amount of borrowings by the Company, including a portion of outstanding letters of credit, are limited to certain percentages of outstanding accounts receivable and finished goods inventory owned by the Company. Borrowings are collateralized by all of the assets of the Company as well as by a $1 million personal guaranty of Mr. Wyandt. Under the Discount Factoring Agreement, the Company is required to maintain $5 million of net worth and $5 million of working capital as opposed to the $9 million and $8.5 million requirements under the Credit Agreement. As a result, the consumation of the Offer will not by itself cause a default under the Discount Factoring Agreement. The Discount Factoring Agreement can be terminated by Congress on 60-days prior written notice. Borrowing are under the Discount Factoring Agreement are expected to be repaid over not more than 18 months by cash flow from operations.

         The Discount Factoring Agreement has been filed with the Commission. The foregoing description of the Discount Factoring Agreement is qualified in its entirety by reference to such document, which may be examined and a copy of which may be obtained as set forth in Section 10 "Certain Information About the Company--Additional Information."

9.       BACKGROUND AND PURPOSE OF THE OFFER.

         Purpose of the Offer. The Objective of the Offer is to deliver to shareholders a portion of the Company's current value and to provide the Company's shareholders with a means of furthering their investment objectives with respect to the Shares. The Offer provides shareholders who wish to currently realize a portion of their investment in the Company in cash with an opportunity to sell a portion of, or perhaps all, their Shares at a premium over current market prices of the Shares. The Offer also is intended to provide shareholders with an opportunity to increase their proportionate ownership interest in the Company, either by not participating in the Offer or by participating in the Offer and reinvesting their after-tax proceeds in additional Shares.

         NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR TO REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. EACH SHAREHOLDER IS URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THE SHAREHOLDER'S OWN INVESTMENT AND TAX ADVISORS AND MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

         Any Shares acquired by the Company pursuant to the Offer will initially be canceled and become authorized and unissued Shares and will be available for issuance by the Company without further shareholder action (except as required by applicable law or the rules of any securities exchanges on which the Shares are then listed). Such Shares could be issued for general or other corporate purposes, including stock splits or dividends, acquisitions, the raising of additional capital for use in the Company's business and the implementation of employee benefit plans.

10.      CERTAIN INFORMATION ABOUT THE COMPANY.

         General. The Company is an importer and wholesaler of women's sportswear; its subsidiary, Body Drama, Inc., imports and wholesales women's intimate apparel, including daywear and sleepwear. The Company is a California corporation founded in 1971. The Company's principal executive offices are located at 10280 Camino Santa Fe, San Diego, California 92121, and its telephone number is (619) 625-2633.

         Recent Developments. The Company has determined to pursue a strategy of seeking niche product markets which offer the potential for higher profit margins. In connection with this strategy, the Company has sold or discontinued product lines which have historically contributed to gross revenues, but have not generated significant profits in recent years. The Company has also reduced its overhead in connection with these dispositions. However, no assurance can be given that the

Company's efforts in this regard will result in increased profit margins or profitability. The Company periodically evaluates acquisitions of interests in, or combinations with, other companies engaged in businesses that may or may not be related to the Company's current business. It will continue to do so in the future, with an emphasis for seeking product markets in the apparel industry which offer the potential for above average profit margins. In connection with these activities, the Company may consider issuing additional equity securities or incurring indebtedness.


         Historical Financial Information. The following table sets forth certain historical consolidated financial information of the Company and its subsidiaries. The historical financial information as of and for the years ended August 31, 1997 and 1996 has been taken from the Company's audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1997 (the "1997 10-K"). The historical consolidated financial information as of and for the nine-month periods ended May 31, 1998 and 1997 has been taken from the unaudited consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1998 (the "1998 Third Quarter 10-Q"). More comprehensive financial information is included in the 1997 10-K and the 1998 Third Quarter 10-Q. The historical information as of and for the nine-month periods ended May 31, 1998 and 1997 has been derived from the Company's unaudited financial statements for such periods, which statements in the opinion of the Company's management include all adjustments (which adjustments consist of normal recurring entries) that are necessary for a fair presentation of such information.

         The following historical financial information is qualified in its entirety by, and should be read in conjunction with, the 1997 10-K and 1998 Third Quarter 10-Q, incorporated by reference herein.

                         Nitches, Inc. and Subsidiaries
                          Consolidated Balance Sheets(1)




                                                                                          May 31,             August 31,
                                                                                           1998                 1997
                                                                                        -----------          -----------
                                                                                        (Unaudited)
                                                       ASSETS
Current assets:
  Cash and cash equivalents                                                             $ 1,264,000          $   955,000
  Receivables:
    Trade accounts, less allowances ($402,000 at May 31,
        1998 and $352,000 at August 31, 1997)                                             4,561,000            6,906,000
    Income taxes receivable                                                                 241,000               41,000
    Due from affiliates and employees                                                       263,000               82,000
                                                                                        -----------          -----------
                                                                                          5,065,000            7,029,000

   Inventories, net                                                                       2,791,000            4,272,000
   Deferred income taxes                                                                    769,000              769,000
   Other current assets                                                                   2,274,000              860,000
                                                                                        -----------          -----------
     Total current assets                                                                12,163,000           13,885,000

Furniture, fixtures and equipment, net                                                      140,000              219,000
Deferred income taxes                                                                       699,000              699,000
Other assets                                                                                 80,000              276,000
                                                                                        -----------          -----------
                                                                                        $13,082,000          $15,079,000
                                                                                        ===========          ===========


                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                                                 $ 1,842,000          $ 2,337,000
                                                                                        -----------          -----------

    Total current liabilities                                                             1,842,000            2,377,000
Deferred income taxes                                                                       972,000            1,021,000
Shareholders' equity:
  Preferred stock, no par value, 25,000,000 shares authorized Common stock, no par value, 50,000,000 shares authorized; (2,012,030 issued and outstanding at May 31, 1998; 2,345,192 issued and outstanding at August 31, 1997)
                                                                                          1,314,000            2,421,000
  Retained earnings                                                                       8,954,000            9,260,000
                                                                                        -----------          -----------
    Total shareholders' equity                                                           10,268,000           11,681,000
                                                                                        -----------          -----------
                                                                                        $13,082,000          $15,079,000
                                                                                        ===========          ===========



                               (Notes on page 16)

                         Nitches, Inc. and Subsidiaries
                     Consolidated Statements of Operations(1)




                                                                                                  Nine Months Ended May 31,
                                                    Year Ended August 31,                                (Unaudited)
                                               -----------------------------------           -----------------------------------
                                                   1997                   1996                   1998                   1997
                                               ------------           ------------           ------------           ------------
Net sales                                      $ 48,414,000           $ 54,381,000           $ 23,740,000             37,961,000
Cost of goods sold                               36,190,000             40,396,000             18,009,000             28,440,000
Gross profit                                     12,224,000             13,985,000              5,731,000              9,520,000
Expenses:
  Selling, general and administrative            11,888,000             12,547,000              6,437,000              9,042,000
                                               ------------           ------------           ------------           ------------
  Income (loss) from operations                     336,000              1,437,000               (706,000)               478,000
  Other income                                      151,000                319,000                229,000                 70,000
Interest expense                                   (167,000)               (52,000)               (24,000)               (96,000)
                                               ------------           ------------           ------------           ------------
Income (loss) before income taxes                   320,000              1,705,000               (501,000)               452,000
Provision (benefit) for income taxes                125,000                279,000               (195,000)               131,000
                                               ------------           ------------           ------------           ------------

Net income (loss)                              $    195,000           $  1,426,000             ($ 306,000)          $    321,000
                                               ============           ============           ============           ============

Earnings per share:
  Basic                                        $        .08           $        .57                 ($ .14)          $        .13
                                               ============           ============           ============           ============

  Diluted                                      $        .08           $        .55                 ($ .14)          $        .13
                                               ============           ============           ============           ============



                               (Notes on page 16)

                         Nitches, Inc. and Subsidiaries
                     Pro Forma Consolidated Balance Sheets(2)
                                   (Unaudited)



                                                                Nine Months ended May 31, 1998
                                               --------------------------------------------------------
                                                Unaudited              Pro Forma
                                                Historical            Adjustments             Pro Forma
                                               ------------           ------------           ------------
Cash and cash equivalents                      $  1,264,000           ($ 1,264,000)          $         --
Receivables                                       5,065,000                     --              5,065,000
Inventories                                       2,791,000                     --              2,791,000
Other current assets                              3,043,000                                     3,043,000
                                               ------------           ------------           ------------

     Total Current Assets                        12,163,000             (1,264,000)            10,899,000
Non-Current Assets                                  919,000                                       919,000
                                               ------------           ------------           ------------

                                               $ 13,082,000           ($ 1,264,000)          $ 11,818,000
                                               ============           ============           ============


Accounts Payable and accrued expenses             1,842,000                     --              1,842,000
Notes Payable                                            --              2,811,000              2,811,000
                                               ------------           ------------           ------------
     Total current liabilities                    1,842,000              2,811,000              4,653,000

Non-current liabilities                             972,000               (972,000)(c)                 --
Shareholders Equity                              10,268,000             (3,103,000)             7,165,000
                                               ------------           ------------           ------------

                                               $ 13,082,000           ($ 1,264,000)          $ 11,818,000
                                               ============           ============           ============

Number of shares outstanding                      2,012,000             (1,000,000)             1,012,000
                                               ============           ============           ============

Book value per share                           $       5.10           $       1.98           $       7.08
                                               ============           ============           ============



                (See notes and pro forma adjustments on Page 16)

                         Nitches, Inc. and Subsidiaries
                Pro Forma Consolidated Statements of Operations(2)
                                   (Unaudited)




                                                  Year ended August 31, 1997                   Nine Months ended May 31, 1998
                                         -------------------------------------------       --------------------------------------
                                                        Pro Forma                                        Pro Forma
                                         Historical     Adjustments       Pro Forma        Historical   Adjustments    Pro Forma
                                         ----------     -----------       ----------       ----------   -----------    ----------
Net sales                               $48,414,000                       $48,414,000     $23,740,000                 $23,740,000
Cost of goods sold                       36,190,000                        36,190,000      18,009,000                  18,009,000
                                         ----------                        ----------      ----------                  ----------
Gross profit                             12,224,000                        12,224,000       5,731,000                   5,731,000
Expenses:
  Selling, general and administrative    11,888,000                        11,888,000       6,437,000                   6,437,000
                                         ----------                        ----------      ----------                  ----------
Income (loss) from operations               336,000                           336,000        (706,000)                   (706,000)
Other income                                151,000     (49,000)(a)           102,000         229,000    (28,000)(a)      201,000
Interest expense                          (167,000)    (333,000)(b)          (500,000)        (24,000)  (277,000)(b)     (301,000)
                                         ----------                        ----------      ----------                  ----------
Income (loss) before income taxes           320,000                           (62,000)       (501,000)                   (806,000)
Provision (benefit) for income taxes        125,000  (1,121,000)(c)          (996,000)       (195,000)(1,091,000)(c)   (1,286,000)
                                         ----------                        ----------      ----------                  ----------
Net income (loss)                          $195,000                          $934,000       ($306,000)                   $480,000
                                          =========                         =========       =========                   =========
Weighted average number of shares
  outstanding                             2,536,000  (1,000,000)(d)         1,536,000       2,244,000 (1,000,000)(d)    1,244,000
                                          =========                         =========       =========                   =========
Earnings (loss) per share                      $.08                              $.60           ($.14)                       $.38
                                          =========                         =========       =========                   =========



Notes to Pro Forma Financial Statements:

1. The Notes to financial statements appearing in the 1997 10-K and the 1998 Third Quarter 10-Q are incorporated by reference herein.

2. The unaudited pro forma consolidated statement of operations assumes the Offer and the short form merger described below in footnote (c) had occurred as of September 1, 1996. The unaudited pro forma balance sheet assumes the Offer and the short form merger described below in footnote
         (c) had occurred on May 31, 1998. The pro forma financial information is not necessarily indicative of the Company's consolidated financial position or results of operations as they may be in the future.

         The pro forma financial statements also include the effect of the merger described in note (c) below as if the transaction had occurred during each of the historical periods presented.

         The pro forma financial information and accompanying notes are qualified in their entirely by, and should be read in conjunction with, the Company's consolidated financial statements incorporated by reference herein.

         Pro Forma Adjustments.

                  (a) Interest income is reduced by $49,000 for the year ended August 31, 1997 and by $28,000 for the nine months ended May 31, 1998. This adjustment assumes that cash otherwise available to be invested in funds yielding 6.6% would be used in the offering and not be available for investing.

                  (b) Interest expense is increased by $333,000 for the year ended August 31, 1997 and by $277,000 for the nine months ended May 31, 1998. This adjustment indicates additional interest at 10% on cash borrowed to fund the offering. This rate is based on actual rates in effect for the respective periods.

                  (c) As a result of the year end audit, the Company has determined that the merger of its wholly-owned subsidiary, Body Drama, Inc., into the Company as of August 31, 1998 resulted in the elimination of the deferred tax liability for financial reporting purposes only. On the Pro forma Consolidated Statement of Operations income tax expense is reduced by $119,000 in 1997 and $149,000 in 1998 as a result of reduced pre-tax earnings described above in (a) and (b). The assumed rate of 39% is the Company's incremental tax rate for each respective period.

                           Income tax expense is further reduced by $972,000 in each period, reflecting the reversal of a deferred income tax liability as a result of the August 31, 1998 merger of Nitches, Inc. and its wholly-owned subsidiary Body Drama, Inc.

                  (d)      Maximum number of shares offered to be repurchased.

         Additional Information. Additional information concerning the Company is set forth in the Company's most recent proxy statement which has previously been provided to shareholders, in the 1997 10-K and 1998 Third Quarter 10-Q. Additional copies of such documents are available upon request from the Company. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") and an Amendment No. 1 to Schedule 13E-4 with the Commission which include certain additional information relating to the Offer. The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial conditions and other matters. The Company is required to disclose in such reports and proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal owners of the Company's securities and any material interest of such persons in transactions with the Company.

         Such material may be inspected and copied upon payment of the prescribed rates at the public reference facilities of the Commission, at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained by mail upon payment of the prescribed rates from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the Public Reference office at (202) 942-8090. The Schedule 13E-4 will not be available at the Commission's regional offices. The Commission's Web site is located on the Internet at http://www.sec.gov. E-mail inquiries may be sent to the Commission's Office of Investor Education and Assistance at e-mail: help@sec.gov.

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

         The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could reduce the number of shareholders. Nonetheless, the Company anticipates that there will still be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market in the Shares. Based on the published guidelines of the NASD, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the remaining Shares to be delisted from the NASD. It should be noted that there is a potential for significant decrease in liquidity of the Shares given the high percentage of Shares sought in this Offer and the shareholder profile. However, during the previous two tender offers extended by this Company and the tender offer extended by its partially-owned subsidiary nearly every shareholder accepted the tender offer. It is on that basis that the Company believes that the number of shareholders outstanding after the offer will not decline significantly.

         The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the remaining Shares will continue to qualify to be margin securities for purposes of the Federal Reserve Board's margin regulations.

         The Shares are registered under the Exchange Act which requires, among other things, that the Company furnish certain information to its shareholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.



12.      CERTAIN LEGAL MATTERS; REGULATORY APPROVAL.

         The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition of Shares pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial condition or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See
Section 5.

13.      CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

         The following summary is a general discussion of certain anticipated Federal income tax consequences of a sale of Shares pursuant to the Offer. This summary does not discuss all aspects of Federal income taxation that may be relevant to a particular shareholder in light of personal circumstances or to certain types of shareholders subject to special treatment under the Federal income tax laws (for example, financial institutions, tax-exempt organizations, foreign investors, dealers in securities and shareholders who received their Shares pursuant to compensation arrangements with the Company) and does not discuss any aspect of state, local or foreign tax laws. Each shareholder is urged to consult his or her own tax advisor as to the particular tax consequences of a sale of Shares pursuant to the Offer.

         The sale of Shares pursuant to the Offer will be a taxable transaction for Federal income tax purposes and may also be taxable under applicable state, local, foreign or other tax laws. The Federal income tax consequences to a shareholder will be determined under Sections 301 and 302 of the Internal Revenue Code of 1986, as amended (the "Code") and may vary depending upon a shareholder's particular facts and circumstances. Under Section 302 of the Code, a sale of Shares pursuant to the Offer to Purchase will generally be treated as a sale or exchange if such sale (i) is "substantially disproportionate" with respect to the shareholder, (ii) results in a "complete redemption" of the shareholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder.

         If any one of these three tests is satisfied, the shareholder tendering Shares pursuant to the Offer will recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer and the shareholder's tax basis in the Shares sold. The gain or loss recognized generally will be capital gain or loss if the Shares have been held for a period of more than one year.

         In determining whether any of the three tests is satisfied, a shareholder must take into account not only Shares actually owned but also Shares that are "constructively owned" under Section 318 of the Code. Generally, a shareholder will be considered to constructively own Shares which the shareholder has an option to acquire and Shares owned (and in some cases constructively owned) by certain related individuals or entities.

         The sale of Shares pursuant to the Offer will be "substantially disproportionate" with respect to a shareholder if the percentage of the outstanding voting stock of the Company actually and constructively owned by the shareholder immediately after the Offer is less than 80% of the percentage of the outstanding voting stock of the Company actually and constructively owned by such shareholder immediately before the sale of the Shares pursuant to the Offer. Assuming that the maximum number of Shares (1,000,000) is purchased pursuant to the Offer, a shareholder would have to sell approximately 58.6% or more of the Shares actually and constructively owned by the shareholder in order to meet the "substantially disproportionate" test. Shareholders should consult their own tax advisor to determine whether the "substantially disproportionate" test applies to their particular facts and circumstances.

         The sale of the Shares pursuant to the Offer will be treated as a "complete redemption" of the shareholder's interest in the Company if either (i) all Shares actually and constructively owned by the shareholder are sold pursuant to the Offer, or (ii) all of the Shares actually owned by the shareholder are sold pursuant to the Offer and the shareholder is eligible to waive and does effectively waive attribution of all Shares constructively owned by the shareholder in accordance with Section 302(c) of the Code.

         If the sale of Shares by a shareholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, the shareholder may nevertheless receive sale or exchange treatment in the event the sale pursuant to the Offer is "not essentially equivalent to a dividend." A shareholder will generally meet this test in the event the sale of Shares pursuant to the Offer by the shareholder results in a "meaningful reduction" in the shareholder's proportional interest in the Company. The determination as to whether a sale of Shares by a shareholder pursuant to the Offer will be "not essentially equivalent to a dividend" will depend on the individual shareholder's facts and circumstances. The Internal Revenue Service has held in a published ruling that a 3.3% reduction in the proportionate interest of a less than 1% shareholder in a publicly held corporation who exercised no control over corporate affairs constitutes a "meaningful reduction." Shareholders should consult their own tax advisors as to whether the "not essentially equivalent to a dividend test" applies to their individual circumstances.

         Shareholders should be aware that their ability to satisfy any of the tests indicated above could be affected by any proration pursuant to the Offer.

         In addition, it may be possible for a shareholder to satisfy one or more of the above tests by contemporaneously selling or otherwise disposing of some or all of Shares that are actually or constructively owned by a shareholder but which are not purchased pursuant to the Offer. Shareholders should also be aware that the acquisition of additional Shares or an option to acquire additional Shares, or the acquisition by certain related parties, could adversely effect whether such shareholder qualifies for any of the tests set forth above.

         In the event that none of the three tests is satisfied by the selling shareholder and the Company has "sufficient" earnings and profits, the selling shareholder will be treated as having received a dividend that must be included in such selling shareholder's gross income in an amount equal to the entire cash received by the shareholder pursuant to the Offer. In such event, the selling shareholder will not be entitled to offset the amount received by the shareholder's basis in the redeemed Shares and the basis in the redeemed Shares will be added to the basis in the selling shareholder's remaining Shares. In the event there are "insufficient" earning and profits, the shareholder will have a non-taxable return of capital to the extent of the shareholders tax basis and thereafter, capital gain to the extent the distribution exceeds the earnings and profits.

         In the case of a corporate shareholder, any amount received which is treated as a dividend may be eligible for the 70% "dividends received" deduction allowable to domestic corporate shareholders under Section 243 of the Code subject to certain limitations which would include those relating to "debt finance portfolio stock" under Section 246A of the Code and to the holding period requirements set forth in Section 246 of the Code. Any amount treated as a dividend by a corporate shareholder may constitute an "extraordinary dividend" subject to Section 1059 of the Code. In such event a corporate shareholder would be required to reduce the tax basis of its remaining Shares (but not below zero) by the portion of any "extraordinary dividend," which is deducted under the dividends received deduction. In the event such portion exceeds the shareholder's tax basis in the remaining Shares, the shareholder must treat any such excess as additional gain or loss upon the subsequent sale or other disposition of the Shares. A dividend will be considered extraordinary in the event (i) the dividends attributable to Shares held for two years or less exceeds 10% of the greater of (a) the shareholder's adjusted basis in the Shares or (b) the fair market value of the Shares, or (ii) except as otherwise set forth in Treasury Regulations which have not yet been promulgated, any amount treated as a dividend under Section 301 which is not part of a pro rata redemption. It is not anticipated that the sales pursuant to the Offer will be pro rata. Thus, it is anticipated that the extraordinary dividend rules will apply to any amount received pursuant to the Offer which is taxable as a dividend to a corporate shareholder. Corporate shareholders should be aware of special aggregation rules that may apply under Section 1059. Corporate shareholders are urged to consult their own tax advisors as to effect of Section 1059 of the Code on their Shares.



         A foreign shareholder may be subject to dividend tax withholding at either the 30% rate or a lower applicable treaty rate on the gross proceeds of the sale of Shares pursuant to the Offer. Foreign shareholders should consult their tax advisors regarding application of these withholding rules.

         THE FOREGOING TAX DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF A SALE OF SHARES PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING SHAREHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER TO PURCHASE. EACH SHAREHOLDER IS URGED TO CONSULT WITH SUCH SHAREHOLDER'S OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SALES MADE PURSUANT TO THE OFFER AND THE EFFECT OF THE CONSTRUCTIVE STOCK OWNERSHIP RULES MENTIONED ABOVE.

14.      CERTAIN LIMITATION ON PURCHASES OF SHARES BY THE COMPANY.

         Although the Company is authorized by California law to purchase or redeem its own shares of capital stock, the Company may not do so if (i) the amount of retained earnings immediately prior thereto does not equal or exceed the amount of the aggregate purchase price, or (ii) immediately after giving effect to the purchase, the sum of the Company's adjusted assets would be at least equal to 1 1/4 times the sum of its adjusted liabilities, and its current assets would be at least equal to 1 1/4 times its current liabilities.

         Based on the Company's consolidated balance sheet as of May 31, 1998, which balance sheet was prepared in accordance with generally accepted accounting principles, the recorded amount of the Company's adjusted assets as of such date exceeded the amount of the Company's adjusted liabilities and its current assets exceeded its current liabilities, each by more than the required amounts. The Board of Directors has determined, based upon the Board's familiarity with the Company's management and its advisors, that after giving effect to the purchase pursuant to the Offer, of Shares having an aggregate purchase price of $4.0 million, such ratios will continue to be complied with.

         If a court, in a lawsuit brought by an unpaid creditor of the Company or a representative of such creditors (such as a trustee in bankruptcy or the Company as a debtor-in-possession), were to find that the Company (i) was insolvent at the time the Company purchased Shares pursuant to the Offer, (ii) was rendered insolvent by reason of such purchase, (iii) was engaged, or was about to engage, in a business or a transaction for which the assets remaining with the Company constituted an unreasonably small capital, (iv) intended to incur, or believed, or reasonably should have believed, that the Company would incur, debts and other liabilities beyond its ability to pay as such debts and liabilities matured, or (v) entered into such transaction with the actual intent to hinder, delay or defraud creditors, then such court could, among other remedies, avoid the purchase of Shares from shareholders and require that such shareholders return the amount of cash received, or a portion thereof, in such purchase to the Company, to a complaining creditor, or to a fund for the benefit of its creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the law being applied. Generally, however, the Company would be considered insolvent if the fair value of the Company's assets were less than the amount of the Company's total debts and liabilities or if the present fair saleable value of the Company's property were less than the amount that would be required to pay the Company's probable liability on its existing debts as they become absolute or mature. There can be no assurance that a court would value the Company's assets on the same basis as the Board of Directors in determining whether the Company was insolvent at the time of the purchase of Shares by the Company or that, regardless of the method of valuation, a court would not determine that the Company was insolvent at such time.

         The Board of Directors and the Company's management believe, based on management's internal projections and other financial information (including the Company's historical and pro forma financial statements), that at the time of the purchase of Shares pursuant to the Offer, the Company will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature.

15.      EXTENSION OF THE TENDER PERIOD; AMENDMENTS.

         The Company expressly reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance that the Company will exercise its right to extend the Offer. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 5 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Exchange Act Rule 13e-4(f)(5), which requires that the Company pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, to amend the Offer in any respect or to waive the limitation on the maximum number of Shares to be purchased pursuant to the Offer. Amendments to and extensions of the Offer may be made at any time and from time to time by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 12:00 noon, New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders. Without limiting the manner in which the Company may choose to make a public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, except as required by applicable law, other than by issuing a release to the Dow Jones News Service.

         If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will disclose promptly such material change and extend the Offer to the extent required by Exchange Act Rule 13e-4(f)(l)(ii). This Rule requires that (other than with respect to a change in price or a change in percentage of securities sought) the maximum period during which an offer must remain open following material changes in the terms of an offer or the information concerning an offer (other than with respect to a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, or the Company increases the number of Shares being sought and any such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought; and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until at least the end of such tenth business day.

16.      FEES AND EXPENSES.

         The Company has retained D. F. King & Co., Inc. as the Information Agent and American Stock Transfer and Trust Company as Depositary. The Information Agent will assist shareholders who request assistance in connection with the Offer, may contact shareholders by mail, telephone, facsimile and in person and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services. The Company will also reimburse the Depositary and the Information Agent for out-of-pocket expenses, including reasonable attorneys' fees.

         The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person (other than fees to the Information Agent and the Depositary as described above) for soliciting tenders of Shares pursuant to the Offer. The Company will, however, on request through the Information Agent, reimburse such persons for customary handling and mailing expenses incurred in forwarding material with respect to the Offer to the beneficial owners for which they act as nominees or fiduciaries. No such broker, dealer, commercial bank, trust company or other person has been authorized to act as the Company's agent for purposes of this Offer. The Company will pay (or cause to be paid) any stock transfer taxes payable because of its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

17.      MISCELLANEOUS.

         The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

         No person has been authorized to give any information or make any representation on behalf of the Company not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.



                                                                   NITCHES, INC.

August 18, 1998

                                                                      SCHEDULE I

                               OWNERSHIP OF SHARES

         The following table and notes set forth as of August 11, 1998 (i) the beneficial ownership, as defined by regulations of the Commission, of Shares held by (a) each person or group of persons known by the Company who beneficially owns more than 5% of the outstanding Shares, (b) each director or nominee for director of the Company and (c) by all persona who serve as executive officers and directors of the Company as a group. All information is taken from or based upon ownership filings made by such persons to the Company, or upon information provided by such persons to the Company and has been adjusted to reflect the May 5, 1998 two-for-one stock split.


NAME AND ADDRESS OF BENEFICIAL OWNER                      Shares          Percent of Class
------------------------------------                      ------          ----------------
Arjun C. Waney(1)                                         499,448              21.6%
10280 Camino Santa Fe
San Diego, CA  92121

Luther A. Henderson(2)                                    245,972              10.7%
5608 Malvey Ave., #104
Ft. Worth, TX  76107

Grace & White, Inc.(3)                                    213,600               9.3%
515 Madison Avenue, Suite 1700
New York, NY  10022

Steven P. Wyandt(4)                                       156,668               6.8%
10280 Camino Santa Fe
San Diego, CA  92121

Dimensional Fund Advisors, Inc.(5)                        119,836               5.2%
1299 Ocean Avenue, Suite 650
Santa Monica, CA  90401

Eugene B. Price II(6)                                     67,718                2.9%
10280 Camino Santa Fe
San Diego, CA  92121

William L. Hoese, Esq.(6)                                 52,000                2.3%
2800 West Higgins Road, Suite 805
Hoffman Estates, IL  60195

All directors and current                              1,021,806               44.3%
officers as a group (5 persons)(7)

Notes:

1. Includes 13,298 shares held in a trust for the benefit of Mr. Waney's daughter and 34,000 shares which are issuable upon the exercise of outstanding stock options.

2. 195,972 of the shares attributed to Mr. Henderson are held in the name of Pirvest, Inc., a corporation in which Mr. Henderson owns 100% of the outstanding common stock. Also includes 50,000 shares issuable upon the exercise of outstanding stock options.

3. Based upon filings with the NASDAQ at March 31, 1998. Those filings indicate that Grace & White, Inc. does not have voting authority over any of the shares held in its name.

4. All 110,000 shares issuable upon the exercise of outstanding stock options.

5. The Company has been advised by a filing made with the Securities and Exchange Commission by Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, that it is deemed to have beneficial ownership of 119,836 shares of the Company's common stock as of March 31, 1998, all of which shares are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, the DFA Investment Trust Company, a registered open-end investment company of the DFA Group Trust and the DFA Participating Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional has advised the Company that it disclaims beneficial ownership of all such shares.

6. Includes 50,000 shares which are issuable upon the exercise of outstanding stock options.

7. Includes 294,000 shares issuable upon the exercise of outstanding stock options.

         Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. A Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or the shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below.


                         The Depositary of the Offer is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY


                                           Facsimile Transmission                 By Hand or Overnight
         By Mail:                    (for Eligible Institutions Only):                  Delivery:

American Stock Transfer &                      (718) 234-5001                   American Stock Transfer &
      Trust Company                                                                   Trust Company
40 Wall Street, 46th Floor                                                     40 Wall Street, 46th Floor
    New York, NY 10005                                                             New York, NY 10005

                                       Confirm Facsimile by Telephone
                                          at Shareholder Services:

                                               (800) 937-5449

         Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and addresses listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of your Shares, you are directed to contact the Depositary.

                     The Information Agent for the Offer is:

                             D. F. KING & CO., INC.

                                 77 Water Street
                               New York, NY 10005
                            (212) 269-5550 (collect)

                                       or

                          Call toll free (800) 347-4750


                             N:\DMS\JAM\1316435.05